UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Craft Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PO Box 901
(No. and Street)

St Michaels	MD	21663
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Conway 818-272-8890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH & Co LLP
(Name – *if individual, state last, first, middle name*)

C-7/227, Sector-7, Rohini	New Delhi		110085
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [x] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Conway _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

First Craft Securities, LLC _____, as

of December 31 _____, 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Subscribed and sworn before me, a
Notary Public in and for the State of
Maryland, Talbot County this 16
day of February , 2021 .

My commission expires 3-15-2021 .



Signature

Member

Title

Morgan Danenmann
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Craft Securities, LLC

Annual Audit Report

December 31, 2020

First Craft Securities, LLC

December 31, 2020

Table of Contents

AJSH & Co LLP

Chartered Accountants

(Formerly known as " AJSH & Co." converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of the Independent Registered Public Accounting Firm

To the Members of
First Craft Securities, LLC

Opinion on the Financial statements

We have audited the accompanying statement of financial condition of First Craft Securities, LLC (the "Company") as of December 31, 2020, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.\\

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

MEMBER
TIAG

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

AJSH & Co LLP

AJSH & Co LLP

We have served as the Company's Auditor since 2018.

New Delhi, India
February 15, 2021

First Craft Securities, LLC

Statement of Financial Condition

December 31, 2020

Assets		
Cash and cash equivalents	$	1,010,823
Prepaid expense	$	687
Total Assets	$	1,011,510

Liabilities and Member's Equity		
Liabilities		
Accounts Payable	$	1,860
Accrued Payroll Expenses	$	2,222
PPP Loan	$	18,125
Total Liabilities	$	22,207
Member's Equity	$	989,303
Total Liabilities and Member's Equity	$	1,011,510

First Craft Securities, LLC

Statement of Operations

For the Year Ended December 31, 2020

Revenue		
Investment banking fees	$	62,119
Total Revenue	$	62,119
Expenses		
Commission expense	$	62,119
Payroll expenses	$	25,280
Accounting fees	$	5,250
Taxes and licenses	$	5,630
Regulatory fees	$	3,766
Other operating expenses	$	13,607
Total Expenses	$	115,652
Net Loss	$	(53,533)

First Craft Securities, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2020

December 31, 2019	$	1,177,836
Net loss	$	(53,533)
Withdrawals	$	(135,000)
December 31, 2020	$	989,303

First Craft Securities, LLC

Statement of Cash Flows

For the Year Ended December 31, 2020

Cash Flows from Operating Activities		
Net loss	$	(53,533)
Adjustments to reconcile net income to net cash used in activities:		
(Increase) decrease in:		
Prepaid expense	$	600
Increase (decrease) in:		
Accounts payable	$	(4,751)
Accrued Payroll Expenses	$	1,902
Net Cash from Operating Activities	$	(55,782)
Cash Flows from Financing Activities		
Loan Proceeds	$	18,125
Withdrawals	$	(135,000)
Net Cash from Financing Activities	$	(116,875)
Net Increase in Cash and Cash Equivalents	$	(172,657)
Cash and cash equivalents at beginning of year	$	1,183,480
Cash and Cash Equivalents at End of Year	$	1,010,823

First Craft Securities, LLC

Notes to the Financial Statements December 31, 2020

1. **Organization**

   First Craft Securities, LLC (the "Company") was organized as a Delaware limited liability company on May 13, 2011, and was registered with the Securities and Exchange Commission as a securities broker dealer on February 21, 2013. Effective October 1, 2020, the ownership of the Company was transferred from Craft Partners, LLC to the managing member of the Company (the "Member"). The Company moved its operations from Encino, California to St Michaels, Maryland in 2020. The Company provides financial advisory and related services.

2. **Significant Accounting Policies**

   Basis of presentation

   The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America. ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

   Cash and Cash Equivalents

   The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

   Revenue

   The revenue recognition guidance of ASC Topic 606, Revenue from Contracts with Customers, requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether

performance obligations are satisfied at a point in time or over time. Investment banking fees are earned from providing financial advisory services to clients. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and collection is reasonably determinable.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. The adoption of this guidance did not have a material impact on our financial statements.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to annual Maryland and Delaware LLC taxes.

Debt

On June 25, 2020, the Company received loan proceeds in the amount of $18,125 from Celtic Bank Corporation, pursuant to the Paycheck Protection Program ("PPP") of the CARES Act, which was enacted March 27, 2020. The loan, which is in the form of a Note dated June 23, 2020, matures on June 23, 2025 and bears interest at a rate of 1% per annum, payable monthly commencing on May 23, 2021. The Note may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualifying expenses as described in the CARES Act.

3. **Recently Issued Accounting Pronouncements**

There were no new accounting pronouncements during the year ended December 31, 2020 that we believe would have a material impact on our financial position or results of operations.

4. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital Rule 15c3-1 of Securities and Exchange Act, which requires the Company to maintain, at all times, a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2020, the Company's net capital was $988,616 which exceeded the requirement by $983,616 Aggregate indebtedness at December 31, 2020 totaled $22,207. The Company's percentage of aggregate indebtedness to net capital was 2.2%.

5. **Risk Concentration**

For the year ended December 31, 2020, 100% of the Company revenue was earned from two clients. The Company's cash consists of cash held at two financial institutions. The balance at one financial institution may exceed government insurance limits during the year.

6. **Related Party Transactions**

Pursuant to an expense sharing agreement, effective January 1, 2020, between Craft Partners, LLC and the Company, Craft Partners, LLC pays certain overhead expenses of the Company including rent, office equipment and supplies, insurance, and other administrative and overhead expenses. The Company reimburses Craft Partners, LLC for such expenses, determined to be $1,000 per month in 2020. Craft Partners, LLC and First Craft Securities, LLC are both owned by the Member.

7. **Subsequent Events**

There were no subsequent events through February 15, 2021, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

First Craft Securities, LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1

As of December 31, 2020

Net Capital

Total member's equity	$	989,303
Less: Non-allowable assets:		
Prepaid expense		687
Net Capital	$	988,616
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $22,207 or $5,000, whichever is greater		5,000
Excess Net Capital	$	983,616

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2020)

There were no material differences noted in the Company's net capital computation at December 31, 2020.

First Craft Securities, LLC

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange

Commission

For the Year Ended December 31, 2020

For the year ended December 31, 2020, the Company is exempt from the provision of Rule 15c3-3 as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange

Commission

For the Year Ended December 31, 2020

For the year ended December 31, 2020, the Company is exempt from the provision of Rule 15c3-3 as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

AJSH & Co LLP

Chartered Accountants

(Formerly known as " AJSH & Co." converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Members of
First Craft Securities, LLC

We have reviewed management's statements, included in the accompanying First Craft Securities, LLC's Exemption Report, in which (1) First Craft Securities, LLC identified the following provisions of 17 C.F.R. under which the Company claimed an exemption from 17 C.F.R. §240.17a-5 under footnote 74 of 17a-5 (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of SEC Rule 17a-5 under the Securities Exchange Act of 1934.

AJSH & Co. LLP

AJSH & Co LLP

New Delhi, India
February 15, 2021

MEMBER
TIAG

FIRST CRAFT SECURITIES, LLC
103 Mulberry Street
PO Box 901
Saint Michaels, MD 21663
818-272-8890 (phone)
818-272-8891 (fax)
www.craftpartnersllc.com



FIRST CRAFT SECURITIES, LLC

SEA 15c3-3 Exemption Report

I, Daniel S. Conway, manager of First Craft Securities, LLC (the "Company") represent the following:

1. The Company claims an exemption from 17 C.F.R. §240.15c3-3 in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not fit one of the exemptive provisions. The Company receives fees for mergers and acquisitions advisory and private placements and it does not hold customer funds or securities.

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year as of December 31, 2020 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3.

I affirm that, to the best of my knowledge and belief, the Exemption Report is true and correct.

Respectfully submitted,



Daniel S. Conway

February 8, 2020